August 9, 2019

Eric Mcphee

Jennifer Monick

Stacie Gorman

Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Q&K International Group Limited

Draft Registration Statement on Form F-1

Submitted June 28, 2019

CIK No. 0001769256

Dear Mr. Mcphee, Ms. Monick, Ms. Gorman and Ms. Gowetski:

On behalf of our client, Q&K International Group Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 25, 2019 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on June 28, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Securities and Exchange Commission

August 9, 2019

Furthermore, the Company has omitted the interim financial information related to six months ended March 31, 2019 that it reasonably believes will not be required to present separately at the time of the public filing of the registration statement on Form F-1 in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation Act dated August 17, 2017. The Company intends to include the interim financial information related to nine months ended June 30, 2019 in its subsequent confidential submission.

Securities and Exchange Commission

August 9, 2019

DRS submitted June 28, 2019

Prospectus Summary, page 1

1.

We note your disclosure that you are “a leading technology driven long-term apartment rental platform.” Please revise to more specifically describe your business model and operations, including clarifying, if true, that you own no apartments. In addition, please revise to briefly describe the general terms of the rental installment loans, including whether you pay interest and guarantee such loans, as well as the relationship between such loans and any rental discounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 86, 87, 122 and 123 of the Revised Draft Registration Statement.

2.

We note your disclosure on page 2 that tenants, on average, stayed in your apartments for 8.5 months. Please revise to quantify the average length of your long-term leases with tenants and the percentage of tenants who remain in their units through the end of their lease. In this regard, we note your disclosure on page 122 that 85.6% of your leases with tenants had a lock-up period of 12 months or more. In addition, please briefly describe the terms of the lock-up period and any penalties for tenants who leave before the end of the lock-up period and end of the lease, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 86 and 123 of the Revised Draft Registration Statement to quantify the average length of the long-term leases with tenants - typically 26 months.

With respect to the Staff’s comment to quantify the percentage of tenants who remain in their rental units through the end of their lease term, the Company respectfully submits to the Staff that it does not view such percentage as a key operating metric. As disclosed on pages 2, 86 and 123 of the Revised Draft Registration Statement, a tenant may terminate the lease without any penalty after the lock-in period. As such, the Company does not expect a significant portion of tenants to stay in their rental units through the end of their leases. In any event, given the Company has disclosed that the typical length of the lease is 26 months and tenants on average stayed in their rental units for 8.5 months in 2018, investors are able to infer that only a small portion of tenants stayed in their units through the end of their 26-month lease term. In addition, the Company has also disclosed on page 140 of the Revised Draft Registration Statement that it is common for the Company’s tenants to terminate the leases before the expiration of the contractual lease term.

The Company has reproduced in the prospectus summary and in the “Overview” subsection of the “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections on pages 2, 86, and 123 of the Revised Draft Registration Statement (i) the disclosure regarding the percentage of leases with a lock-in period of 12 months or more, and (ii) the disclosure regarding the percentage of leases terminated before the applicable lock-in period, which were previously presented elsewhere in the prospectus, alongside the disclosure of the average period tenants stayed in its apartments to facilitate investors’ reading.

Securities and Exchange Commission

August 9, 2019

In response to the Staff’s comment to briefly describe the term of the lock-in period and any penalties for tenants who leave before the end of the lock-in period and end of the lease, the Company has revised the disclosure on pages 2, 86 and 123 of the Revised Draft Registration Statement.

Non-GAAP Financial Measure, page 14

3.

Please tell us how you determined it was appropriate to adjust for pre-operation expenses when arriving at Adjusted EBITDA. Please refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

The Company respectively submits that it uses adjusted EBITDA as a performance measure for its available rental units (referring to its rental units in operation, which have been renovated and ventilated and are ready to rent to tenants, as defined on page 6 of the Revised Draft Registration Statement), and has clarified the terminology accordingly on pages 3, 14, 84, 87, 94, 95 and 123 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that its pre-operation expenses are largely determined by the number of newly sourced apartments under renovation and the rental costs incurred on such apartments before they are ready for lease. As a result, the Company believes the exclusion of pre-operation expenses helps facilitate period-on-period comparison of the performance of its available rental units as the number of newly sourced apartments under renovation may vary significantly from period to period as a result of the business development of the Company.

The Company has referred to Question 100.01 of the SEC’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and noted that certain adjustments such as excluding normal, recurring, cash operating expenses necessary to operate a registrant’s business could be deemed misleading when presenting a performance measure. The Company does not determine the pre-operation expenses to be a normal, recurring cash operating expense for available rental units since they predominantly relate to rental expenses incurred during the first 90-120 days of the lease term with its landlord (as opposed to typically, a lease term with landlord of five to six years that can be extended for up to two or three years) and are not a cost incurred in running the Company’s ongoing operations for available rental units. The Company believes that pre-opening expenses are not a relevant factor when comparing the actual performance of the available rental units.

Summary Operating Data, page 15

4.

It appears that your gross rental value and rental spread margin are derived from rent before any discount for rental prepayments. In this regard, please tell us how these metrics accurately represent the economics of your leasing transactions.

The Company notes that, as advised by its industry consultant, China Insights Consultancy, presenting gross rental value before any discount of rental prepayment is consistent with industry practice, and facilitates comparison among rental operators, which may have different strategies on financing and use of rental discounts.

Securities and Exchange Commission

August 9, 2019

The rental discount mentioned above is only offered to the tenants who make rental prepayment for certain minimum period of the leases, and these rental prepayments have helped the Company finance its daily operation and capital expenditure. On the other hand, as of September 30, 2018, there are approximately 38% of tenants who did not make such rental prepayments and who therefore cannot enjoy the prepayment discount, and instead, need to pay the rental price before discount. As such, the Company believes the gross rental value is the market rental price accepted by tenants regardless of whether the tenants make prepayments or not. The discount effectively only exists as a result of the prepayment for the Company’s financing purposes. The gross rental value represents the economics of the Company’s leasing transactions from an operating perspective, and it is not influenced by the Company’s financing strategies, which the Company may adjust from time to time based on its capital needs and available sources of financing. The Company may also consider utilizing other methods instead of rental discount to incentivize rental prepayment in the future.

We recorded net losses..., page 17

5.	Please revise this risk factor and the sub-heading to clarify that your accountants have expressed doubts about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 17 of the Revised Draft Registration Statement.

The financial statements of the Company disclose the significant conditions which indicate that the Company has substantial doubts about its ability to continue as a going concern as well as its mitigating plans and action by management. The Company’s auditors did not make reference to such conditions in their opinion and therefore it would not be appropriate to attribute any statements regarding going concern to them.

We depend significantly on the strength of our brand and reputation..., page 33

6.

We note your disclosure that third parties with whom you cooperate may be the subject of various allegations and that Chinese media have reported certain incidents and negatively implicated your brand. Please revise to more specifically describe these incidents and clarify whether you still engage these third parties to provide services, including any potential impact on you and your brand.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

If we fail to comply with governmental laws ..., page 35

7.

We note your disclosure that certain subsidiaries have not yet registered in compliance with PRC laws. Please disclose when you anticipate these entities will be in compliance. If you do not anticipate that these entities will be in compliance, please so state and clarify the implications of not being in compliance.

Securities and Exchange Commission

August 9, 2019

The Company respectfully advises the Staff that according to the Company’s PRC legal counsel, JunHe LLP, the law requiring the Company to register as “apartment rental enterprise” has not been enacted. The disclosure on page 36 of the Revised Draft Registration Statements is intended to outline the risk that the Company may not be in compliance if the law is enacted, given that one of the Company’s PRC subsidiaries had not completed such registration as of the date of the Revised Draft Registration Statement. The Company anticipates such registration to be completed by December 31, 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 104

8.

We note your disclosure of the arrangement you began in August 2018, whereby a rental service company provides financing for apartment renovations, which you pay off in equal installments over five years, with applicable interest. Please clarify for us the nature of the costs subject to this arrangement. Further, please tell us how you determined this arrangement constitutes a capital lease. Within your response, please reference the authoritative accounting literature management relied upon.

The Company respectfully advises the Staff that in deliberating the accounting for this arrangement including the determination of it being a capital lease, the Company considered the guidance applicable under ASC 840.

The financing provided by the rental service company was in relation to nonstructural normal tenant improvements including equipment and furniture that are typically borne by the Company to ensure that its apartments are of the quality to lease out to its tenants (the “Renovation”). The Company historically had paid for the Renovation themselves and classified them as leasehold improvements or furniture, fixtures and equipment in its consolidated balance sheets.

Beginning August 2018, in order to gain access to low-cost capital to finance the Renovation, the Company started to cooperate with a rental service company. The Company (on behalf of the rental service company) procured and paid for the Renovation. Upon completion of the Renovation, the rental service company would reimburse the costs incurred for the Renovation to the Company. The Company would continue to use the Renovation. The Company would be required to pay the Renovation costs plus interest to the rental service company through installments over a five-year term. The arrangement also transfers the ownership of the Renovation to the Company at the end of the five-year period.

The Company considers the arrangement with the rental service company to contain a lease as defined by ASC 840-10 as it conveys the ability and the right by the Company to use the specified assets (i.e. the Renovation) for a period of time. Pursuant to ASC 840-10-15-6, the Company concludes that the right to control the use of the underlying assets is conveyed because the Company has the ability and the right to operate the assets in a manner they determine and obtains all the outputs from using these assets. The Company also has the ability and right to control the physical access to the assets.

ASC 840-10-25-29 states that if at inception a lease meets any of the four classification criteria in paragraph 840-10-25-1, the lease should be classified by the lessee as a capital lease. The Company believed that the first criterion under ASC 840-10-25-1 was satisfied given that the lease transferred ownership of the property to the lessee by the end of the lease term.

Securities and Exchange Commission

August 9, 2019

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 89, 105, 142 and F-16 of the Revised Draft Registration Statement.

Business, page 121

9.

Although we note the disclosure on page 89, please revise to provide integrated tabular disclosure regarding the total number of rental units, including the number of units to be renovated, the number of units that have been renovated, the number of units that are currently occupied, the number of units available for rent and the geographic location of the units. Please provide disclosure regarding the average costs expended on renovations and other costs associated with preparing the units for rent. Additionally, for the units which you have rented to tenants, please disclose the average effective rent per month taking into account tenant concessions. Further, on page 89, please explain why the number of registered tenants is significantly lower than the number of rental units contracted.

Securities and Exchange Commission

August 9, 2019

In response to the Staff’s comment on providing integrated tabular disclosure, the Company has revised the disclosure on pages 15, 85 and 90 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that as described on pages 6 of the Revised Draft Registration Statement, the number of “available rental units” refers to the number of rental units that have been renovated and ventilated and are ready to rent to tenants. The Company has changed the terminology “registered tenants” to “occupied rental units” in the Revised Draft Registration Statement for clarity. As disclosed on its Draft Registration Statement, “registered tenants” refers to the number of tenants who have effective lease agreements with the Company as of a relevant date, which is equal to the number of rental units that are occupied as of the relevant date, since each of the Company’s rental units has only one registered tenant and each registered tenant can only rent one rental unit from the Company at any particular time.

In response to the Staff’s comment on providing disclosure regarding the average costs expended on renovation and other costs associated with preparing the units for rent, the Company has revised the disclosure on pages 15, 85, 90 and 91 of the Revised Draft Registration Statement to include average renovation cost per rental unit, which consists of labor cost for renovation and cost for home appliances. The Company submits to the Staff that there are no other material costs associated with preparing the units for rent.

With respect to the Staff’s comment on providing average effective rent per month taking into account tenant concessions, the Company respectfully submits that it has disclosed the average monthly rental before the application of any rental discount for prepayment on pages 15, 85, 90 and 91 of the Revised Draft Registration Statement. The Company also submits that presenting average monthly rental before the application of any rental discount for prepayment would be more accurate to represent the economics of its leasing transactions, based on the reasons set out in its responses to comment 4 above.

In response to the Staff’s question why the number of registered tenants (or occupied rental units as the term is used in the Revised Draft Registration Statement) is significantly lower than the number of rental units contracted (as defined on page 6 of the Revised Draft Registration Statement, referring to rental units that the Company has leased in from landlords), the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

10.

We note that you intend to rent individual bedrooms in an apartment to renters, who will then share common space with one another. Please revise to clarify any vetting process that each renter goes through and any safety measures in place in light of the fact that they will be sharing common spaces. As applicable, please disclose any risks to you, including lawsuits if a tenant is assaulted or the victim of theft or other crime.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 35, 132, 137 and 138 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 9, 2019

11.

We note that you achieved an average month-end occupancy rate of 92.4% in 2018. Please revise to provide 2017 occupancy and clarify whether your occupancy fluctuates over the course of a year. In addition, please clarify how this occupancy rate differs from the occupancy rate provided on page 90.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 1, 6, 86, 89, 122, 124 and 137 of the Revised Draft Registration Statement. The Company submits that the occupancy rate provided on page 90 refers to period-average occupancy rate, and is a different metric from average month-end occupancy rate. The Company has clarified the different calculation of period-average occupancy rate and average month-end occupancy rate on pages 6 and 7 of the Revised Draft Registration Statement. The Company uses average month-end occupancy rate when comparing against its peers, as period-average occupancy rate data for the Company’s peers are not available to its industry consultant, China Insights Consultancy.

12.

We note your disclosure on page 26 that 55% of your rental apartments do not have ownership certificates. We further note that the majority of the lease agreements have not been registered and that this can result in penalties for violations of the laws of the People’s Republic of China (“PRC”). Please disclose when you intend to register these agreements. If you do not intend to register these agreements, please so state and disclose the implications of multiple violations of the PRC’s laws.

The Company respectfully advises the Staff that according to the Company’s PRC legal counsel, JunHe LLP, under the PRC laws, the Company is not required to obtain ownership certificates for its rental apartments which are leased from landlords. However, as disclosed on page 26 of the Revised Draft Registration Statement, ownership certificate is the legal proof of title to a real estate property, and where the Company’s landlord fails to provide the Company with such legal proof of title, the Company cannot ensure that the person whom the Company enters into the lease with has the rights with respect to such apartment, including to the right to lease such apartment to the Company and allow the Company to lease such apartment to its tenants. The Company has clarified its disclosure and has responded to the Staff’s comment on registration of lease agreements on page 27 of the Revised Draft Registration Statement accordingly.

13.

We note your disclosure on page 122 that your leases with landlords are usually five to six years and tenants, on average, stayed in your apartments for 8.5 months. Please revise to include a lease expiration table for the next ten years, stating (i) the number of tenants whose leases will expire, (ii) the total rental units covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. In addition, please provide similar lease expiration information relating to your leases with landlords or tell us why you believe such disclosure is not material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 134 and 140 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 9, 2019

The Company respectfully advises the Staff that as disclosed on, for example, page 139 of the Revised Draft Registration Statement, its leases with tenants have a term of 26 months, and therefore, all of its leases with tenants as of September 30, 2018 will expire by the end of FY 2021. The Company also submits that as disclosed on, for example, pages 133 and 134 of the Revised Draft Registration Statement, its leases with landlords since 2017 typically have a minimum term of six years, or landlord lock-in period, which shall be extended by up to two years at the discretion of the landlords, and therefore, substantially all of its leases with landlords as of September 30, 2018 will expire by the end of FY 2026, assuming landlords do not terminate the lease upon the expiry of the landlord lock-in period. As a result, the Company believes that the breakdown of expiration information of its leases with landlords after the end of FY 2026 is not material to the investors.

The Company submits that the number of tenants whose leases will expire is equal to the number of rental units covered by such leases, as each of the Company’s rental units has only one tenant and each of the Company’s tenant can only rent one rental unit from the Company at any given time. Therefore, the Company does not separately include the number of tenants whose leases will expire in the Revised Draft Registration Statement.

The Company notes that it does not separately monitor the number of landlords, and instead, focuses on the number of rental apartments contracted, which directly affects its rental costs, and which indicates the scale of its apartment network. As such, the Company has provided the number of rental units contracted but has not separately provided the number of landlords in the lease expiration table relating to its leases with landlords on page 134 of the Revise Draft Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

14.	Please revise to present your unaudited pro forma net loss per ordinary share as a negative number.

In response to the Staff’s comment, the Company has revised its disclosures on F-5 of the Revised Draft Registration Statement.

2. Summary of Principal Accounting Policies

Exclusive Technology Service Agreement, page F-11

15.	We note your disclosure that Q&K E-Commerce agrees to pay service fees equivalent to certain percentage of its annual income. Please revise to disclose this percentage.

In response to the Staff’s comment, the Company has revised its disclosures on pages 80 and F-12 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 9, 2019

Rental installment loan arrangement, page F-17

16.

We note you pay installment loan interest on behalf of the tenant and recognize such payments as interest expense. Please tell us your basis in U.S. GAAP for accounting for these payments as interest expense. In your response, please clarify for us the roles and responsibilities of the tenant, the financial institutions, and the registrant.

The Company respectfully advises the Staff that as a way of obtaining liquidity for the business, the Company co-operates with certain financial institutions that offer loans to its new tenants which are paid directly as a form of prepayment to the Company. Tenants that do not obtain loans from these financial institutions are typically subject to one or two months’ rental prepayment requirements with the option of discounted rent should they prepay 6-12 months themselves. These financial institutions independently perform due diligence on the tenant’s credit and decides to approve or deny the loans based on their evaluation. However, the financial institutions do not rely solely on the tenant’s credit when approving the loans because the Company guarantees or provides other forms of credit enhancement with respect to the repayment of the loans in case of tenant’s default. Tenants are not guaranteed that they will be granted a loan at lease inception. Contrary to the payment terms of tenants who do not have loans approved (i.e. where it is typically one or two months in advance), if the loan is approved, an amount equal to 24 months’ rent (net of a 10% discount for the lock-in period, which is 12 months) is paid directly to the Company by the financial institutions on behalf of the tenants. If the loan is not approved, the tenant is not entitled to this 10% discount unless they prepay 6-12 months themselves. The below discussion only refers to the terms of those tenants that successfully had loans approved by the financial institutions.

The lease has a stated term of 26 months. However, the non-cancelable term is the lock-in period of typically 12 months which the Company believes is the lease term under ASC 840. This is because in practice, tenants stay for at least the lock-in period as there are no penalties for cancelling after the lock-in period and the 10% discount is provided only during the lock-in period. As most of the Company’s tenants are lower income earners, the Company believes that the penalty of one or two months’ deposit is a significant dis-incentive for them to terminate early during the lock-in period.

Tenants directly repay the principal amount monthly in an amount equal to monthly rentals (net of 10% rent discount for the lock-in period only) to the financial institutions. When the tenant terminates the lease (since they generally only stay for the lock-in period), the Company refunds the unpaid portion of the loan to the financial institutions.

Although the tenants are contractually obligated per the loan agreement to pay the interest, the Company pays the monthly interest (approximately 8%) on behalf of the tenants directly to the financial institution. The Company pays the interest not to incentivize the tenants to enter into the lease but to incentivize the tenants to enter into loan for the benefit of the Company (i.e. to obtain liquidity which they can use for their own business purposes). Said differently, the Company is the ultimate beneficiary of the loans as they receive the proceeds. The Company also has the ultimate responsibility for repayment to the financial institution since they must guarantee over the tenant’s default.

Securities and Exchange Commission

August 9, 2019

The loans have higher chances of approval than obtaining the loan directly by the tenants themselves due to the Company’s guarantee and is beneficial to both (i) the tenants (as they get the 10% discount and do not have to pay interest) and (ii) the Company (they would not get financing with such favorable terms as they are using the lease arrangement and tenants’ credit as collateral). There are no legal restrictions that would limit the Company’s ability of obtaining the financing from these financial institutions directly.

The financial institutions view the entire arrangement similar to a revolving receivable factoring arrangement and therefore have established a maximum “credit-line” pre-agreed with the Company. The loans are guaranteed by the Company as the financial institutions get the unpaid principal back from the Company if the tenant defaults on rental payments or terminates the lease before the end of the stated term of 26 months.

To determine the appropriate accounting treatment of the arrangement, the Company considered the economic substance of the loan arrangement with the financial institutions.

In the arrangement, the Company obtains a 24-month rental prepayment from the financial institutions for a lease term that the Company believes is the length of the lock-in period (i.e. typically 12 months) under ASC 840. As such, there is a clear financing element under these arrangements since the Company is receiving prepayments upfront that is longer than the period of the lease term under ASC 840. This loan arrangement was put in place to essentially provide the Company an important source of liquidity leveraging on the lease arrangement and tenants’ credit as collateral.

Based on the above, the Company determined that the economic substance of the loan arrangement indicated that the Company was receiving a debt from the financial institutions and as such the interest from these loans should be characterized as an interest expense.

The Company also considered whether the loan proceeds received by the Company constituted prepaid lease payments and the Company’s agreement to cover the interest represents a lease incentive under ASC 840. ASC 840 defines a “lease incentive” as:

An incentive for the lessee to sign the lease, such as an up-front cash payment to the lessee, payment of costs for the lessee (such as moving expenses), or the assumption by the lessor of the lessee’s preexisting lease with a third party.

The Company’s agreement to pay interest reflects the fact that the Company is the ultimate beneficiary of the loan proceeds (and not the tenants). As such, the agreement to pay the interest does not directly benefit the tenants and in this sense does not represent a lessee cost. The economic incentive to the tenants is the rent discount, not the avoidance of interest related to loan proceeds that they never receive or control.

The Company believes the economic substance of the arrangement is to obtain financing for the Company and therefore would not require the application of a lease incentive model under ASC 840. The application of such a model would treat debt service costs of the Company as a reduction in lease revenue and would result in a failure to reflect interest expense for an important source of liquidity for the Company.

Securities and Exchange Commission

August 9, 2019

As such, based on the specific facts and circumstances of the arrangement, the Company believes accounting for the payment of installment loan interest as interest expense instead of lease incentive is in accordance with U.S. GAAP and most appropriately reflects the economic substance of the arrangement.

Impact on cash flows, page F-18

17.

We note you reflect the rental installment loans received directly from financial institutions as a financing cash inflow. We further note you reflect the constructive receipts and disbursements by recognizing the repayment of rental installment loans as a financing cash outflow and the receipt of monthly rental income as an operating cash inflow. Please tell us your basis in U.S. GAAP for this presentation.

The Company respectfully advises the Staff that the following Glossary definitions from ASC 230-10-20 were considered, which states (emphasis added):

Operating Activities

Operating activities include all transactions and other events that are not defined as investing or financing activities (see paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

Financing Activities

Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.

Based on the economic substance of the loan arrangement as discussed in Question 16 above, the loans are deemed to be debt received from the financial institutions. Specifically, the Company noted the receipt of the loans by the Company is consistent with the definition of financing cash inflows in accordance with ASC 230-10-45-14, which states, in part:

All of the following are cash inflows from financing activities:

a. [intentionally omitted]

b. Proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing.

c. [intentionally omitted]

Securities and Exchange Commission

August 9, 2019

As such, upon receipt of the loans, the Company is effectively borrowing cash (financing cash inflow) from the financial institutions, as the tenant is in effect acting as an agent of the Company in receiving the proceeds from the financial institution rather than making a rent prepayment to the Company under the rental agreements.

In considering how to present cash flows subsequent to the receipt of initial proceeds, the Company noted there is no explicit interpretive guidance for arrangements in which cash is received by or disbursed to another party on behalf of the reporting entity. Although these arrangements may not result in a direct exchange of cash to or from the entity, the same economic result is achieved if cash is received by or disbursed to the entity directly (i.e., constructive receipt and constructive disbursement, respectively). Consequently, it is often difficult to determine how the entity should report these cash flows in its statement of cash flows.

The Company considered the interpretive guidance in the Deloitte Roadmap to the Preparation of the Statement of Cash Flows (2019), Section 7.2 – Constructive Receipt and Disbursement, which states:

An entity may enter into arrangements in which cash is received by or disbursed to another party on behalf of the entity. Although these arrangements may not result in a direct exchange of cash to or from the entity, the same economic result is achieved if cash is received by or disbursed to the entity directly (i.e., constructive receipt and constructive disbursement, respectively). Consequently, it is often difficult to determine whether the entity should report these cash flows in its statement of cash flows.

In some industries, the entity (e.g., an automobile dealer) may finance its purchases of inventory through the supplier and, in many cases, the finance entity is a subsidiary of the supplier. The finance subsidiary pays the supplier directly on behalf of the automobile dealer and no cash is disbursed by the dealer until the inventory is sold. As discussed in AICPA TIS Section 1300.16, the dealer reports purchases as increases in inventory and trade loans (a noncash transaction), with repayments of the trade loans presented within operating activities in the statement of cash flows.

Securities and Exchange Commission

August 9, 2019

However, when the finance entity is not a subsidiary of a supplier (i.e., a third party), the amounts financed are not trade loans; rather, they are third-party loans.1 As a result, they should be reflected as cash transactions in the dealer’s statement of cash flows as follows:

•

Unrelated finance entity remits proceeds to the supplier (on behalf of the dealer) — The dealer should present this transaction as a financing cash inflow (to reflect the amount “received” from the third-party loan) and an operating cash outflow (to reflect the amount “paid” to purchase inventory).

•	Dealer repays loan to finance company — The dealer should present this transaction as a financing cash outflow.

This principle is applicable in other industries that may not have inventory financing arrangements. For example, a company may purchase real estate by taking out a mortgage with a third-party financing entity. At the closing of the purchase transaction, the third-party lender electronically wires cash directly to an escrow account, which in turn is wired directly to the seller. The cash from the mortgage does not get deposited into the company’s bank account (or get paid out of the company’s bank accounts) since it is paid directly from the lender to the seller as part of closing escrow. Since the third-party lender is acting as the buyer’s agent and transfers the proceeds of the mortgage directly to the escrow agent on behalf of the buyer, the substance of the transaction is that the buyer received the proceeds of the mortgage as a financing cash inflow and disbursed the purchase price of the real estate as an investing cash outflow. Accordingly, the transaction should be presented in such a manner in the company’s statement of cash flows.

The Company believes the same principal can be applied to the rental installment loan arrangements. As discussed above, the loan is a debt for the Company. On a monthly basis, cash from the tenants does not get deposited into the Company’s bank account but is paid directly by the tenants to the financial institutions. The Company believes, in substance, the tenants are acting as the Company’s agent in paying the principal amount of the debt to the financial institutions as the tenants are obligated to pay the monthly rentals to the Company. This is akin to having a lock box with the financial institution where collections from trade receivables are deposited and immediately those proceeds are used to pay down the Company’s debt with the financial institution.

The monthly payments that tenants made directly to the financial institution (as an agent) are operating cash flows as these represent the rental payments the Company is entitled to for providing rental services and enter into the determination of net income for the Company, which is one key characteristic of an operating activity. As the tenants make “principal” payments on the loans directly to the financial institutions, the Company considered the appropriateness of presenting the payments (from tenants to financial institutions) as constructive cash flows of the Company, that is, the tenant is deemed to be making rental payments to the Company, that is an operating cash inflow (rental income) and the Company is making a financing cash outflow for the debt principal repayment to the financial institution rather than present those two transactions as non-cash disclosures because the Company did not use its own cash.

[1]	This issue was discussed by an SEC staff member at the 2005 AICPA Conference on Current SEC and PCAOB Developments

Securities and Exchange Commission

August 9, 2019

Given the above, the Company believes constructive receipts and disbursements of the repayment of loans and receipt of monthly rental income is warranted and would more faithfully depict the economic substance of its business model as doing otherwise would result in the Company never presenting operating cash inflows from the tenants.

7. Preferred Shares, page F-26

18.

We note you accounted for the difference between the fair value of the Series A nonredeemable preferred shares and the carrying value of the Series A equity with preference rights as deemed dividends. It appears that the deemed dividends recorded in 2017 and 2018 represent an accretion of the deemed dividend related to the 2015 reorganization. Please tell us how you determined it was appropriate to record this deemed dividend over a period of time. Please refer to ASC 260-10-S99.

The Company respectfully advises the Staff that the deemed dividends recorded in 2017 and 2018 do not represent the accretion of the deemed dividend related to the 2015 reorganization, but rather the accretion of Series B, C and C-1 convertible redeemable preferred shares to their respective redemption value as of December 31, 2017 and 2018 in accordance with ASC 260-10-S99. The deemed dividends in connection with the Series A nonredeemable preferred shares issued as part of the 2015 reorganization transaction were recorded during 2015 at the time of reorganization, which was outside the periods presented in the consolidated financial statements.

In response to the Staff’s comment, the Company has revised its disclosures in F-27 and F-29 of the Revised Draft Registration Statement.

9. Losses per share, page F-31

19.	We note your disclosure of the unaudited pro forma net loss per share. Please clarify for us how you determined the numerator adjustment for contingent earn-out liabilities is RMB38,691,000.

The Company respectfully advises the Staff that the balance of contingent earn-out liabilities as of September 30, 2018 consisted of contingent earn-out liabilities related to a) Series C convertible redeemable preferred shares recognized since July 2017 (the “Series C contingent earn-out liabilities”) and b) Series C-1 convertible redeemable preferred shares recognized since March 2018 (the “Series C-1 contingent earn-out liabilities”).

The unaudited pro forma net loss per share for the year ended September 30, 2018 was calculated based on the assumption that the outstanding Series C contingent earn-out liabilities were extinguished as at the beginning of the year presented, i.e., October 1, 2017, the same day the associated outstanding Series C preferred shares were converted into ordinary shares; and that no Series C-1 contingent earn out liabilities were ever recognized as the Series C-1 convertible redeemable preferred shares were assumed to have converted immediately into ordinary shares upon issuance in March 2018.

Securities and Exchange Commission

August 9, 2019

In order to come up with the pro forma adjustment for the contingent earn-out liabilities, the Company had a) de-recognized the opening balance of Series C contingent earn-out liabilities of RMB44,856 thousands as of October 1, 2017. The extinguishment of such liabilities would result in a corresponding gain, which in turn would reduce the pro forma net loss for the year ended September 30, 2018 and b) de-recognized the decrease in fair value of RMB6,164 thousands associated with both the Series C and C-1 contingent earn-out liabilities recorded during the year ended September 30, 2018, which resulted in an increase of pro forma net loss for the year ended September 30, 2018. The net effect of the above two adjustments is RMB38,691 thousands.

The following table presents the movement of the contingent earn-out liabilities during the year ended September 30, 2018 and a reconciliation to the pro forma adjustment described above:

	Series C		Series C-1		Total
Beginning balance at October 1, 2017	44,856	(a)	—		44,856
New contingent earn-out liability recognized during the year	—		45,180		45,180
Fair value change during the year	(4,970	) (b1)	(1,194	) (b2)	(6,164)
Ending balance at September 30, 2018	39,886		43,986		83,872
Pro forma adjustment for contingent earn-out liabilities:	(a) + (b1) + (b2)				38,691

Securities and Exchange Commission

August 9, 2019

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Guangjie Jin, the founder, chairman and chief executive officer of the Company, by phone at +86-21-6417-9625 or via e-mail at bill@qk365.com, or Jimmy Chen, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86-21-6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Guangjie Jin, Founder, Chairman and Chief Executive Officer, Q&K International Group Limited

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP